

May 3, 2019

Darcy Horn Davenport
President and Chief Executive Officer
BellRing Brands, Inc.
2503 S. Hanley Road
St. Louis, MO 63144

>    **Re:  BellRing Brands, Inc.**
>        **Draft Registration Statement on Form S-1**
>        **Submitted April 5, 2019**
>        **CIK No. 0001772016**

Dear Ms. Davenport:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS filed April 5, 2019

Industry and Market Data , page iv

1.      We note you make numerous statements regarding your industry and competitive position, citing either management's estimate or third party data (e.g., Nielsen and IRI), with reference to the period such data covers and the name of the third party that prepared such report.  However, certain other disclosures do not provide such information, and it is unclear if such information is based on third party data or management's estimate.  For example:

- on page 4 that you operate in the $31.3 billion global convenient nutrition category, with the U.S. a $17.1 billion market;
- on page 8 that Premier Protein maintains only a 4% share of shelf space but is

> generating 9% of the sales and some of the highest velocity rates in the category in the FDM channel;
> - on page 9 that the international convenient nutrition category is expected to grow from $14.2 billion in 2018 to $17.6 in 2021; and
> - on page 96 that Premier Protein powder offering is generating top 10% category velocities in FDM in less than 12 months.

Please disclose your support for such statements.  Please also provide the date of and entity that conducted the "third party" research you reference, such as the third party category studies referenced on page 3, 89 and 90 and the third party research referenced in the first paragraph on page 91.

Prospectus Summary, page 1

2.     We note you use CAGR percentages here and throughout the prospectus.  At an appropriate place in your filing, please explain how you calculate the compound annual growth rate ("CAGR") percentages you use in your prospectus.  In addition, please disclose the material assumptions utilized by management to calculate the CAGR percentages shown in the chart on page 90 for the need state sizes of the U.S. convenient nutrition category.

Our Risks, page 10

3.     Please revise the second bullet to disclose or reference to the recent supply constraint for your RTD protein shakes  and its impact on your business during 2019.

Unaudited Pro Forma Condensed Consolidated Financial Information , page 64

4.     We note that your pro forma balance sheet does not show a line for the non-controlling interest in Bellring Brands, LLC to be retained by Post Holdings, Inc.  We also note that the redemption rights of the unit holders outlined on page 13 include the possibility of receiving cash in lieu of Class A common stock in a redemption scenario.  Please tell us whether you plan to  classify the non-controlling interest that will be retained by Post Holdings, Inc. outside of or as a component of permanent equity; and explain how you considered the unit holder's ability to opt for cash redemption via its controlling interests in applying the guidance in FASB ASC 480-10-S99-3A, including Example 2 in paragraph 7, in formulating your view on classification.

5.     The terms of the formation transactions and offering indicate that you plan to consolidate BellRing Brands, LLC, subject to an interest retained by Post Holdings, Inc.; also that you will be subject to corporate income taxes, and obligations under your Tax Receivable Agreement.  However, there does not appear to be any pro forma adjustments or pro forma narratives related to (i) changes in tax basis due to this reorganization or (ii) obligations under the Tax Receivable Agreement.  Please revise your pro forma information to address these items and quantify any contingent liability.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 77

6.      Please revise your disclosure to discuss your material commitments for capital expenditures for fiscal year 2019. See Item 303(a)(2) of Regulation S-K.

Business
Marketing, page 100

7.      We note your disclosure on page 5 that as of March 2019, Dymatize has more than one million followers across Facebook and Instagram, growing more than 30% over the last twelve months.  We also note your disclosure on pages 100 and 101 regarding other social media metrics, such as visitors to your website, likes on Facebook, fans through influencer's social media channels, and impressions on all major social media platforms.  Please provide support for these metrics, and explain how your management uses this information in managing your business.  Also, please include disclosure regarding the limitations of such metrics, such as the potential for inflation due to double-counting or multiple counting, and disclose that investors should not place undue emphasis or reliance on such data given its limitations.

Exhibits

8.      Please file copies of the Post bridge loan agreement and the assignment and assumption agreement you will enter into with Post or explain why they are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

General

9.      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        You may contact John Cannarella, Staff Accountant, at 202-551-3337 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.  Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Kevin Dougherty, Staff Accountant, at 202-551-3271 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Natural Resources